January 22, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:	Ms. Christine Davis
Ms. Jan Woo
Ms. Barbara Jacobs

Re:	Allscripts-Misys Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed July 30, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 13, 2009
Forms 8-K Filed July 20, 2009 and September 29, 2009
SEC File No. 000-32085

Ladies and Gentlemen:

This letter is submitted with respect to Allscripts-Misys Healthcare Solutions, Inc.’s (“Allscripts” or the “Company”) in response to the comment letter, dated January 15, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended May 31, 2009, Form 10-Q for the Quarterly Period Ended August 31, 2009 and Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2009 and September 29, 2009. For your convenience, four (4) courtesy copies of this letter are also being delivered to Ms. Christine Davis.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by our response. Page numbers and other similar references used in the Staff’s comment below refer to the applicable Company filing.

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Form 10-K for the Fiscal Year Ended May 31, 2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.	Your response to prior comment number 7 indicates that approximately 95% of your customers renewed their support agreements. Of the amount renewed, please tell us what percentage renewed at the stated rate in the contract. Also, as previously requested, please provide us with the range of renewal rates.

Response:

We have revised our original response to comment number 7 from your comment letter dated December 4, 2009 to specifically include responses to this comment and have set forth the revised response below:

The general complexity of supporting the regulatory requirements that accompany data managed by an EHR make the continuation of ongoing support necessary for most customers. As a result, a high percentage of our customers purchase maintenance and support services and renew these agreements. Our vendor-specific objective evidence of fair value for maintenance and support is based upon our contractual renewal rate. Due to the relatively significant capital investment our customers make to purchase our products, historically we have demonstrated a strong renewal rate and have consistently been able to attain substantive rates for support. Specifically, our stated rates for support are calculated as a percentage of the total license fee, depending upon the license type these rates range from 18% to 23% for our Professional products and 15% to 20% for our Enterprise products. The pricing for support within each specific product type is generally within a plus or minus 10% range of the group average. Historically, both legacy Misys and legacy Allscripts have achieved support renewals for approximately 95% of customers (5% or less customer attrition per year). We have virtually no renewals that occur at a rate different than what was contemplated in the original agreement as our contracts automatically renew annually at the stated rate unless cancelled.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to our responses. If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (312) 506-1211.

Very truly yours,

/s/ William J. Davis
William J. Davis
Chief Financial Officer

cc: Brian Vandenberg (Allscripts-Misys Healthcare Solutions, Inc.)